SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Quhuo Limited

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

74841Q100**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 74841Q100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “QH.” Each ADS represents one Class A ordinary shares of the Issuer.  No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.74841Q100	Page 2 of 12 Pages

1	Name of Reporting Person ClearVue YummyExpress Holdings, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,616,630(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,616,630(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,630 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.0%(2) (or 2.6%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents 3,616,630 Class A ordinary shares held by ClearVue YummyExpress Holdings, Ltd. ClearVue YummyExpress Holdings, Ltd. is wholly owned by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. ClearVue Partners II Ltd. is the general partner of ClearVue Partners II GP, L.P. and is ultimately controlled by Harry Chi Hui and William Apollo Chen as directors.
(2)	The beneficial ownership percentage is calculated based on 51,906,410 ordinary shares of the Issuer as a single class, being the sum of (i) 45,609,780 Class A ordinary shares issued and outstanding as of July 10, 2020, and (ii) 6,296,630 Class B ordinary shares issued and outstanding as of July 10, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 10, 2020. The voting power of the shares beneficially owned represented 2.6% of the total outstanding voting power.

CUSIP No.74841Q100	Page 3 of 12 Pages

1	Name of Reporting Person ClearVue Partner II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,616,630(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,616,630(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,630(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.0%(2) (or 2.6%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)	Represents 3,616,630 Class A ordinary shares held by ClearVue YummyExpress Holdings, Ltd. ClearVue YummyExpress Holdings, Ltd. is wholly owned by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. ClearVue Partners II Ltd. is the general partner of ClearVue Partners II GP, L.P. and is ultimately controlled by Harry Chi Hui and William Apollo Chen as directors.
(2)	The beneficial ownership percentage is calculated based on 51,906,410 ordinary shares of the Issuer as a single class, being the sum of (i) 45,609,780 Class A ordinary shares issued and outstanding as of July 10, 2020, and (ii) 6,296,630 Class B ordinary shares issued and outstanding as of July 10, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 10, 2020. The voting power of the shares beneficially owned represented 2.6% of the total outstanding voting power.

CUSIP No.74841Q100	Page 4 of 12 Pages

1	Name of Reporting Person ClearVue Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,616,630(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,616,630(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,630(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.0%(2) (or 2.6%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)	Represents 3,616,630 Class A ordinary shares held by ClearVue YummyExpress Holdings, Ltd. ClearVue YummyExpress Holdings, Ltd. is wholly owned by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. ClearVue Partners II Ltd. is the general partner of ClearVue Partners II GP, L.P. and is ultimately controlled by Harry Chi Hui and William Apollo Chen as directors.
(2)	The beneficial ownership percentage is calculated based on 51,906,410 ordinary shares of the Issuer as a single class, being the sum of (i) 45,609,780 Class A ordinary shares issued and outstanding as of July 10, 2020, and (ii) 6,296,630 Class B ordinary shares issued and outstanding as of July 10, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 10, 2020. The voting power of the shares beneficially owned represented 2.6% of the total outstanding voting power.

CUSIP No.74841Q100	Page 5 of 12 Pages

1	Name of Reporting Person ClearVue Partners II Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,616,630(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,616,630(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,630(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.0%(2) (or 2.6%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(3)	Represents 3,616,630 Class A ordinary shares held by ClearVue YummyExpress Holdings, Ltd. ClearVue YummyExpress Holdings, Ltd. is wholly owned by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. ClearVue Partners II Ltd. is the general partner of ClearVue Partners II GP, L.P. and is ultimately controlled by Harry Chi Hui and William Apollo Chen as directors.
(4)	The beneficial ownership percentage is calculated based on 51,906,410 ordinary shares of the Issuer as a single class, being the sum of (i) 45,609,780 Class A ordinary shares issued and outstanding as of July 10, 2020, and (ii) 6,296,630 Class B ordinary shares issued and outstanding as of July 10, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 10, 2020. The voting power of the shares beneficially owned represented 2.6% of the total outstanding voting power.

CUSIP No.74841Q100	Page 6 of 12 Pages

1	Name of Reporting Person Harry Chi Hui
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,616,630 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,616,630 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,630 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.0%(2) (or 2.6%(2) of the aggregate voting power)
12	Type of Reporting Person IN

(1)	Represents 3,616,630 Class A ordinary shares held by ClearVue YummyExpress Holdings, Ltd. ClearVue YummyExpress Holdings, Ltd. is wholly owned by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. ClearVue Partners II Ltd. is the general partner of ClearVue Partners II GP, L.P. and is ultimately controlled by Harry Chi Hui and William Apollo Chen as directors.
(2)	The beneficial ownership percentage is calculated based on 51,906,410 ordinary shares of the Issuer as a single class, being the sum of (i) 45,609,780 Class A ordinary shares issued and outstanding as of July 10, 2020, and (ii) 6,296,630 Class B ordinary shares issued and outstanding as of July 10, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 10, 2020. The voting power of the shares beneficially owned represented 2.6% of the total outstanding voting power.

CUSIP No.74841Q100	Page 7 of 12 Pages

1	Name of Reporting Person William Apollo Chen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,616,630 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,616,630 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,630 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.0%(2) (or 2.6%(2) of the aggregate voting power)
12	Type of Reporting Person IN

(1)	Represents 3,616,630 Class A ordinary shares held by ClearVue YummyExpress Holdings, Ltd. ClearVue YummyExpress Holdings, Ltd. is wholly owned by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. ClearVue Partners II Ltd. is the general partner of ClearVue Partners II GP, L.P. and is ultimately controlled by Harry Chi Hui and William Apollo Chen as directors.
(2)	The beneficial ownership percentage is calculated based on 51,906,410 ordinary shares of the Issuer as a single class, being the sum of (i) 45,609,780 Class A ordinary shares issued and outstanding as of July 10, 2020, and (ii) 6,296,630 Class B ordinary shares issued and outstanding as of July 10, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 10, 2020. The voting power of the shares beneficially owned represented 2.6% of the total outstanding voting power.

CUSIP No.74841Q100	Page 8 of 12 Pages

Item 1(a).	Name of Issuer: Quhuo Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China

Item 2(a).

Name of Person Filing:

(i) ClearVue YummyExpress Holdings, Ltd.

(ii) ClearVue Partner II, L.P.

(iii) ClearVue Partners II GP, L.P.

(iv) ClearVue Partners II Ltd.

(v) Harry Chi Hui

(vi) William Apollo Chen

(collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The addresses of the Reporting Persons are:

ClearVue YummyExpress Holdings, Ltd.

4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Cayman Islands

ClearVue Partner II, L.P.

P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104

ClearVue Partners II GP, L.P.

P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104

ClearVue Partners II Ltd.

P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104

Harry Chi Hui

Unit 902, No.1717, West Nanjing Road, Shanghai, China

William Apollo Chen

Unit 902, No.1717, West Nanjing Road, Shanghai, China

CUSIP No.74841Q100	Page 9 of 12 Pages

Item 2(c)

Citizenship:
ClearVue YummyExpress Holdings, Ltd. – Cayman Islands

ClearVue Partner II, L.P. – Cayman Islands

ClearVue Partners II GP, L.P. – Cayman Islands

ClearVue Partners II Ltd. - Cayman Islands

Harry Chi Hui – Hong Kong

William Apollo Chen – United States

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
74841Q100

This CUSIP number applies to the American depositary shares of the Issuer, each representing one Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020:

Reporting Persons	Ordinary Shares Held Directly(1)	Shared Voting Power(1)	Shared Dispositive Power(1)	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(1)(3)	Percentage of the Aggregate Voting Power(1)(3)
ClearVue YummyExpress Holdings, Ltd.	3,616,630	3,616,630	3,616,630	3,616,630	7.0%	2.6%
ClearVue Partner II, L.P. (2)	0	3,616,630	3,616,630	3,616,630	7.0%	2.6%
ClearVue Partners II GP, L.P. (2)	0	3,616,630	3,616,630	3,616,630	7.0%	2.6%
ClearVue Partners II Ltd. (2)	0	3,616,630	3,616,630	3,616,630	7.0%	2.6%
Harry Chi Hui(2)	0	3,616,630	3,616,630	3,616,630	7.0%	2.6%
William Apollo Chen (2)	0	3,616,630	3,616,630	3,616,630	7.0%	2.6%

(1)	Represents the number of Class A ordinary shares (including Class A ordinary shares represented by ADSs) directly held by the Reporting Persons as of December 31, 2020.

(2)	Represents 3,616,630 Class A ordinary shares held by ClearVue YummyExpress Holdings, Ltd. ClearVue YummyExpress Holdings, Ltd. is wholly owned by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. ClearVue Partners II Ltd. is the general partner of ClearVue Partners II GP, L.P. and is ultimately controlled by Harry Chi Hui and William Apollo Chen as directors.

CUSIP No.74841Q100	Page 10 of 12 Pages

(3)	The beneficial ownership percentage is calculated based on 51,906,410 ordinary shares of the Issuer as a single class, being the sum of (i) 45,609,780 Class A ordinary shares issued and outstanding as of July 10, 2020, and (ii) 6,296,630 Class B ordinary shares issued and outstanding as of July 10, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 10, 2020. The voting power of the shares beneficially owned represented 2.6% of the total outstanding voting power.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No.74841Q100	Page 11 of 12 Pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP No.74841Q100	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2021

ClearVue YummyExpress Holdings, Ltd.

By:	/s/ Harry Chi Hui
Name:	Harry Chi Hui
Title:	Managing Director

ClearVue Partner II, L.P.

By:	ClearVue Partners II GP, L.P. its General Partner
By:	/s/ Harry Chi Hui
Name:	Harry Chi Hui
Title:	Director

ClearVue Partners II GP, L.P.

By	ClearVue Partners II Ltd. its General Partner

By:	/s/ Harry Chi Hui
Name:	Harry Chi Hui
Title:	Director

ClearVue Partners II Ltd.

By:	/s/ Harry Chi Hui
Name:	Harry Chi Hui
Title:	Director

Harry Chi Hui

/s/ Harry Chi Hui

William Apollo Chen

/s/ William Apollo Chen